INVEST IN **PROMOTIX, INC**

Event ticketing, marketing and live streaming without Ticketmaster's high fees - $46.1M in sales


PROMOTIX
THE POWER TO HOLD SUCCESSFUL EVENTS

promotix.com Christiansted, U.S. Virgin Islands

Technology
Notable Angel
SaaS
Entertainment
Recreation

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

1. $46.1M in GMV (Tickets Sold) in the first 29 months (updated 5/23/24)
2. 676,495 users including 25,133 event creators (updated 5/23/24)
3. 2.6 X Fee Revenue Growth YOY (2022 = $265,797.58 ➡ 2023 = $693,244.12 ➡ 2024 estimated = $1.5M+)
4. Decreasing losses YOY (2022 = -$656,566 ➡ 2023 = -$175,330 ➡ 2024 estimated profit = $300k+)

5 Gross Margins = 82.18%

6 High LTV: $161 + Low CPA: $25

7 $126B Global opportunity: PromoTix is already in 46 countries and transacting in 11 currencies

8 US Patented Technology Software Features

Featured Investors



David A. Johnson
Syndicate Lead

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Invested $1,525,000

Founder of multiple financial services companies and successful investor. David specializes in sophisticated risk management modeling, financial analytics, and marketing.

"This is a great great product idea! I have been involved since early on and have been very impressed with the progress of the company and the founder Will Royall. Will and Promotix have growth the business in a smart and manageable way. They have also overcome all the obstacles in their path, including surviving Covid by introducing the live streaming feature, which was brilliant! I believe in the company and the team to continue to grow and improve the business and am glad to be involved and be an investor!"



Derek Shupe

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Derek Shupe is a real estate investor and entrepreneur in St. Croix, USVI. Derek was awarded business man of the year in 2019 in the US Virgin Islands.

"PromoTix is solving what is wrong with the event ticketing space. I own multiple event venues and bars, and have always struggled with the lack of marketing tools available to me using products like Eventbrite, not to mention the ridiculous fees. Will's background in marketing shows through the product with some of the best marketing features I've ever seen for events."



Kevin Hensley Follow

Kevin Hensley is a real estate investor, entrepreneur and founder. He currently owns multiple companies both in healthcare, automotive, and technology verticals, including Quality Auto Parts, HH Tire & Battery, and Tropical Behavioral Services.

"When Will showed me the live streaming platform that he developed with his team for virtual and hybrid events, I immediately knew he was onto something different for the events space. The ambassador program tool and the ability to launch no-code branded mobile apps for events was not something I had seen before. The fact the team was able to secure patents around these features validated the importance they hold to PromoTix's customer base as a much needed technology solution for promoting events."

Our Team



William Royall CEO

Will has scaled multiple startups to over $10M in sales in the first 2 years of their inception. He has had 3 previous successful startup company exits.



Sebastian Schulze COO

Sebastian has successfully onboarded more than 22,895 event creators onto PromoTix in the first 24 months. He manages our client success team combating user churn, and relays and organizes product feature requests into the development pipeline.



Sean Cullinan CTO

Sean has created multiple software companies as a founder and as chief technical officer of US Viking, developed the Associated Press's ENPS which is the largest TV Newsroom software system in the world.



David Johnson Board of Advisors - PromoTix Lead Investor

Founder of multiple financial services companies and successful investor. David specializes in sophisticated risk management modeling, financial analytics, and marketing.



Allen Nance Board of Advisors - Chief Investment Officer

Allen Nance is Founder and Chief Investment Officer of Southern Equity, a private family office direct investment platform.

platform.



David Thompson Board of Advisors - Technology Advisor

David is a software entrepreneur who has developed 3 successful technology oriented companies over the past 22 years all with successful exits.



Eric Sonier Board of Advisors - Economic Development Programs

Eric is the RT Park Director for Accelerate VI, a tech incubator in the USVI. Eric helps PromoTix maintain its 90% federal tax break as part of the USVI Economic Development Program. Eric is a Y-Combinator graduate and founder of multiple startups.



Ratan Srivastava Board of Advisors - Product Engineering

Ratan has over 17 years of experience in the IT industry and is Founder and Chairman of KSolves India, which employs more than 450 software engineers, and is now publicly traded on NSE India.

We're the answer to Ticketmaster and Eventbrite's high ticket service fees


PROMOTIX
THE POWER TO HOLD SUCCESSFUL EVENTS
A ticketing platform for in-person and live streamed events, with the most advanced marketing tools ever built for event creators

Ticketmaster's average service fee is 35%, making tickets unaffordable in some cases for attendees, and affecting

unaffordable in some cases for attendees, and affecting attendance in many cases for event creators whose margins are rapidly shrinking.

Eventbrite is not far behind with fees averaging close to 20%.

An event organizer using PromoTix not only gets more marketing tools to increase attendance by 12-15% on average, but they can also save on service fees considerably.

An event organizer who sells 500 tickets at $40 each, and hosts one event per month, will save upwards of $19,580 in a year using PromoTix.

This value creation is why we're winning business.

👉 **Check out how much an event organizer (and their attendees) can save using this nifty calculator.**

Here's what people are saying...

189 ratings, 4.7 Stars ⭐⭐⭐⭐⭐ on Source Forge (**Read them**)

61 ratings, 4.7 Stars ⭐⭐⭐⭐⭐ on Capterra (**Read them**)

We've also won a lot of awards from software review companies:


OUR USER RATING
crozdesk
Capterra 4.7
Capterra BEST VALUE 2023
Capterra BEST EASE OF USE 2023
Capterra SHORTLIST 2023
Customers Love Us SOURCEFORGE
Slashdot Users Love Us 2024
Software Advice FRONT RUNNERS 2023
GetApp CATEGORY LEADERS 2023
Software Advice. 4.7

Here's one of our first beta users, who sent us this video when we asked for a testimonial...


Javi Guillan - Backwoods at Mulberry Mountain PromoTix T...
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Highlights


PROMOTIX
PromoTix highlights
Product Led self service model
Over 659K users to date
Over $36M in tickets sold
Flexible and unique pricing models
Big data monetization opportunities
Patented unique features
PromoTix was founded to provide affordable access to marketing tools and actionable data insights, normally reserved only for the largest corporate promoters.
Backwoods at Mulberry Mountain 2023
Leaderboard
$34,300
Revenue driven from amb
$22,005.24
Affiliate sales
Buy tickets
Ask a question
Share event
Check In


Events selling tickets on PromoTix
Company Type
Other (Events)
Travel & Outdoor
Sport & Fitness
Science & Technology
Religion & Spirituality
Performing & Visual Arts
Hobbies & Special Interest
Health & Wellness
Food & Drink
Film, Media & Entertainment
Fashion & Beauty
Family & Education
Community & Culture
Charity & Causes
performer
music festival
music promoter
venue
Business & Professional
Backwoods at Mulberry Mountain 2023
Gross revenue

The global opportunity


PROMOTIX
$126B
Global Event Ticket Sales
$60B
U.S. Event Ticket Sales
$19B
Global Live Music


Ticket Sales
The events industry size provides a significant global opportunity
$8B
U.S. Live Music Ticket Sales


PROMOTIX
BEACHHEAD
59,400
Identified Beachhead Customers (Music, Food, & Film Events)
$9.2B
Potential Beachhead G.M.V. (Music, Food, & Film Events)
$184.1M
Potential Beachhead Fees (Music, Food, & Film Events)
Bottom up market sizing shows an opportunity to capture significant market share of US

New markets on the horizon in 2024 (Use of Funds)

PromoTix is already operating in 46 countries and transacting in 11 currencies around the globe.

PromoTix has plans to add an additional 16 currencies in 2024, for a total of 27. Adding additional currencies allows more markets to utilize PromoTix. Part of this fundraising round will allow us to expand marketing into client acquisition in these new markets.

Feature set


Core product features
Big data insights
PromoTix charges for providing Insights and marketing outreach Through big-data analytics
Merchandise sales
PromoTix makes a percentage of all merchandise sold
Targeted audience creation
PromoTix creates new targeted audiences for event organizers to sell tickets to
Ticketing services
PromoTix charges 1.75% - 10% plus $0.99 per ticket fees, but also has an enterprise subscription plan
Payment processing
PromoTix makes up to 1% of GMV with our own PromoTix Processing merchant services
Marketing campaigns
PromoTix sends targeted emails, texts, and creates Facebook and instagram ads.


PROMOTIX
Core product features (cont.)
Mobile apps for events
PromoTix launches custom branded mobile apps for events
Social media marketing
PromoTix amplifies social media team based promotions
Viral contest registrations
PromoTix launches event registration contests that help events go viral and build databases
Posters and flyer GPS tracking
PromoTix tracks the distribution of posters and flyers by ambassadors and displays via a GPS map
RFID access & cashless payments
PromoTix provides RFID access control for large events, and cashless RFID point of sale technology
Live streaming monetization
PromoTix broadcasts events online and sells tickets to events allowing event creators to monetize live streams.
RFID
LIVE

Secondary Marketplace

We recently launched our self-service marketplace for secondary market ticket resales similar to StubHub and Vivid Seats.

PromoTix's unique advantage here allows primary ticketing event creators using PromoTix, to collect ongoing residual payments from tickets that are resold over and over again across the secondary marketplace.

New Features for 2024 (Use of Funds)

<u>Recurring Events</u>

Launched in January of 2024, Recurring events allows event creators who need ongoing daily ticketing, such as museums, botanical gardens, tour operators, and theme parks to use PromoTix effortlessly. The system will create an ongoing calendar where attendees can pick specific days, and times of arrival.

This feature is critical for onboarding "heavy users" of ticketing that will ultimately drive higher company revenues in 2024.

Since launch of this feature on January 1st, we signed one of our largest clients in January, and our number one client in February, 2024 - both of which are recurring events based customers.

Part of the funds from this round will go towards marketing and sales to acquire larger ticketing customers that will benefit from this new feature.







Design Files for Recurring Events Date Selection

Layaway Plans

Layaway plans will allow attendees to automatically break up the cost of high ticket prices into smaller monthly payments automatically with PromoTix leading up to an event. This helps make festivals and expensive events more affordable for attendees driving bigger attendance numbers for event creators. PromoTix handles all the division and collection of payments before issuing a ticket, so there's no need for credit checks and no risk to the event creators of default by the attendees.

Part of our funding from this round will go towards the development of this new feature. The below video is a quick run through of the designs.


Layaway Plans
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Marketing and Audiences

For 2024 we plan to release the most robust target audience creation and marketing tool set ever built inside of an event management platform. Event creators will be able to build a custom audience to advertise their event to using data sources from Meta (Facebook/Instagram), Twitter, TikTok, Spotify, PromoTix ticketing data, and through a third party data source - even our competitor's data including Ticketmaster, Eventbrite, and AXS Tickets.

Event creators will be able to target an exact audience for their

event, and launch ads on Facebook, Instagram, Twitter, TikTok, Snapchat, Hulu TV, YouTube Video, Retargeting, SMS, Email and more - right from the platform. AI will automatically create and suggest ad copy and imagery using the event creator's already live and published event.

Part of our funding from this round will go towards the development of this new feature. The below video is a quick run through of the designs.


Marketing Ads Audiences
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PromoTix CC Processing

PromoTix already has an enterprise level professional credit card merchant services product to help large accounts save on credit card fees. However, 95% of our customers are self-signup and currently use Stripe for payment processing - which requires them to sign up or bring their own Stripe account to use PromoTix.

Our studies have shown that 30% of those who start creating events on our platform drop and never publish their event when they get to the Stripe payment processor connection step. Our answer to this is to remove that requirement altogether.

With the new PromoTix Processing product, event organizers will be able to launch an event and start processing payments directly through PromoTix without any external merchant accounts for 2.9%. This will immediately increase the number of events published on our platform leading to higher ticket volume and ultimately more revenue for PromoTix.

We will be using some of the funding from this round to develop this new payments flow to increase customer activation on the platform and increase monthly fee revenue by 25%+

Future projections are not guaranteed.

Patented features no others can touch

These competitive advantages are winning us business from other ticketing providers who cannot offer these features:

- Ambassador program functionality
- No-code event branded mobile apps
- Secured live streaming
- Viral contests tool
- Spotify artist insights


To Promote the Progress
of Science and Useful Arts
The Director
of the United States Patent and Trademark Office has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law.
Therefore, this United States
Patent
grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America, and if the invention is a process, of the right to exclude others from using, offering for sale or selling throughout the United States of America, products made by that process, for the term set forth in 35 U.S.C. 154(a)(2) or (c)(1), subject to the payment of maintenance fees as provided by 35 U.S.C. 41(b). See the Maintenance Fee Notice on the inside of the cover.
Katherine Kelly Vidal
Director of the United States Patent and Trademark Office

PromoTix was awarded a patent for several groundbreaking marketing features

Partnerships


PromoTix partner integrations
stripe
Klarna.
Spotify
FACEBOOK
Instagram
WhatsApp
mailchimp
YouTube
Google Maps
zapier
Authorize.Net
iPhone
android

Our advantages


Differentiators
Patent awarded technology
Subscription based, or pay-as-you-go pricing
Built in Ambassador network of over 5,750+ ambassadors (gig-workers)
No-code custom event mobile apps iPhone & Android
Viral marketing tools
Live-stream ticketing capabilities
Artist insights for talent buyers (music)
We help event creators generate larger profit margins and more revenue than the competition

Our team


PROMOTIX
Executive leadership with event industry experience
Will Royall
Founder & CEO
Scaled startups to over $60M
Owned ad agency 14 years
Sean Cullinan
Chief Technology Officer
20+ Years in software development
12 Years in executive management
Sebastian Schulze
S.V.P. Client Success
4 Years in executive management
8 Years ambassador management
PromoTix
Board of Advisors
David Johnson
Co-Founder Cane Bay Partners | Partner Strategic Link Consulting
Allen Nance
CIO Southern Equity | Co-Founder Techsquare Labs | Co-Founder Springbot
David Thompson
Tech Entrepreneur | Co-Founder of Exigo
Eric Sonnier
Seed Stage Startups | YCombinator | Accelerate VI | Harvard MBA
PromoTix Team
Low cost Indian development team
Experienced product design team


Owned music festival 13 years
Owned concert venue 2 years
Mobile Applications
Information Architecture
10 Years events venue team leader
7 Years marketing for festivals
We understand first-hand the problems our customers face
Capterra 4.7

The business metrics


$34,300.20
Revenue driven from ambassadors
$22,005.24
Affiliate sales
$10,114.96
Credit sales
$2,180.00
Cash sales
Platform pricing
$7,500 - $60k annual subscriptions
and/or
1.75% to 10% + $1.29/ticket
PromoTix collects a combination of subscription revenue, and per ticket commissions depending upon the features utilized in the platform and our customer's event size.

We also drive revenue from the data we collect

Users drive large amounts of data into the platform, while PromoTix A.I. analyzes that data to provide valuable business insights and targeted marketing opportunities for event organizers at a profit.


Leaderboard
Unit economics
CAC - $29 ⬇
LTV (PLG) - $136 ⬆
LTV (Enterprise Subscriber) - $50,137 ⬆
Average length of relationship in industry = 4 years.
CAC includes cost of marketing, sales, and travel.
LTV trend is rising, CAC trend is falling.

We're driving signups through several acquisition channels

- Google Search Ads
- Microsoft Bing Ads
- Apple App Store Ads
- Google Play Store Ads
- Facebook Ads
- Commission Junction Affiliates

Here are some YOY stats showing how much we've improved from 2022 to 2023:

- **A major well-known global sports brand (NDA) reached out to acquire us in 2023... we turned them down**
- **Profitability will be reached in 2024. Estimated revenue will surpass $1.5M, with more than $300k in profit.***
- Revenues in 2022 were $265,797.58 increasing in 2023 to $693,244.12.
- Loss in 2022 was -$508,800.98, improving in 2023 to -$145,467.31
- Gross Margins 68% ➡ 81.2%

- Payback Ratio 2.5 ➡ 5.1
- Burn Multiple 1.9 ➡ 0.01
- Event Organizer Signups in a year 7,411 ➡ 12,044
- GMV $15.9M ➡ $19.7M per year
- Take rate 1.9% ➡ 4.23%
- LTV Subscribers $25,624 ➡ $59,986.80
- CAC $65.36 ➡ $25.72

**Future projections are not guaranteed*

Traction

PromoTix has skyrocketed post-pandemic after exiting it's beta launch and fully going to market in 2022. In 2023, the goal was to improve upon the metrics and initial learnings from 2022, as well as to further reinvest in new feature development.

Overall we've garnered more than 659,000 users on the platform in just 24 months!


Traction found: 2023 growth rate was at 27X of 2021
659k
Total users
9.2k
Events launched
22k
Event creators
637k
Tickets sold
$36.1M
Platform GMV
Annual tickets sold
Annual gross merchandise value


Where we are headed (2 years)
Platform growth
Series A
Where we are
Event creators
Events
Tickets sold
22k ➡ 100k
Event creators
659k ➡ 3M
Total users
637k ➡ 6M
Tickets Sold


Annual GMV

This future projection is not guaranteed.


How we are getting there
Scale proven marketing channels
Current marketing channels are nowhere near the point of saturation
Product led growth
Scalability through "hands off" product led growth and activation funnels
Viral loops
Event Organizers → Events → Attendees + Ambassadors → Event Organizers
Aggressive enterprise sales and excellent customer service
Inbound marketing + enterprise sales + dedicated customer service relationships
Obsession on the product
Unwavering dedication to ease of use and UI/UX + output of unique patentable features

Special tax incentives - 90% federal tax breaks!


Approved Economic Development Incentives
90% corporate federal tax break for 15 years
90% possible tax break for investor distributions
100% sales tax break
100% import/excise tax break
100% property tax break
Free corporate office space through 2026
PromoTix is in partnership with the Research and Technology Park economic development program, at the University of the Virgin Islands.
Future company profits are subject to a 90% tax discount
Dashboard
VIEW GALLERY
Backwoods at Mulber
Mountain 2023
$7661.54
26
273
0/16040
Gross revenue

Use of funds


PROMOTIX
Investment Overview
Seed Round
Completed: March 2023


ckwoods at Mulberry Mountain 2023
Investors: Angel, Management, Founders
Second Seed - Seeking Up to $1,235,000
Targeting: 2024
$735k
$300k
$200k
Sales & Marketing
Development
Client Success

DEMO: Create and sell tickets


Create and Sell Tickets for Your Event - PromoTix Feature D...
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DEMO: Create no-code event branded mobile apps


Create Event Branded Mobile Apps - PromoTix Feature Demo
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Accent color
Menu items
Onboarding screens
PROMOTIX
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DEMO: Ambassador promotional programs


Recruit and Manage Event Ambassador Programs - Promo...
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Open group page
My affiliate link


Awards
(2) awards available
$11.00
commissions
Tickets sold
Products sold
Social posts shared
Street team pics uploaded
Earn awards
Media
Image 1
Download
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Demo: Stream your event and sell virtual tickets


Secured Live Streaming for Ticketing Virtual Events - Promo...
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PROMOTIX
Go Live
Video Feed Input
Chat
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Demo: Viral contest registration marketing campaigns


Create Viral Contest Registration Pages for Events - Promo...
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Connect accounts
Your Awesome Event 2021
Connect your accounts to earn points
+5 Points
Sell more tickets with
PROMOTIX
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Demo: See who your attendees are listening to on Spotify (Talent Buying Tool)


Spotify Artist and Performer Insights for Talent Booking - Pr...
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Opportunities
Performer insights
Customer insights
My events
Marketing
Broadcast live
CSV download
Fans following
Fans listening
Watch on YouTube

Downloads

Issued Patent US11769082